Exhibit 99.1

Media Relations Contacts
Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands
Niclas Mika – Corporate Communications - +31 6 201 528 63 – Veldhoven, the Netherlands

Investor Relations Contacts
Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA
Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

ASML reports Q2 results in line with guidance, on track for record 2015 sales

VELDHOVEN, the Netherlands, 15 July 2015 - ASML Holding N.V. (ASML) today publishes its 2015 second-quarter results.

•	Q2 net sales of EUR 1.65 billion, gross margin 45.6 percent

•	ASML guides Q3 2015 net sales at between EUR 1.5 and 1.6 billion and a gross margin of around 45 percent

(Figures in millions of euros unless otherwise indicated)	Q1 2015	Q2 2015
Net sales	1,650	1,654
...of which service and field option sales	403	520
Other income (Co-Investment Program)	21	21
New systems sold (units)	39	34
Used systems sold (units)	8	7
Average Selling Price (ASP) of net system sales	26.5	27.7
Net bookings	1,028	1,523*
Systems backlog	2,602	3,015*
Gross profit	779	754
Gross margin (%)	47.2	45.6
Net income	403	370
EPS (basic; in euros)	0.93	0.86
End-quarter cash and cash equivalents and short-term investments	2,839	2,520
*) For the adjusted definition of our net bookings and systems backlog see footnote 4 of our US GAAP Consolidated Financial Statements.

A complete summary of US GAAP Consolidated Statements of Operations is published on www.asml.com

CEO Statement
“We posted second-quarter sales and gross margin that were slightly above our guidance. Sales were balanced between memory and logic customers. As part of a previously announced volume purchasing agreement with a major U.S. customer, we took orders for six EUV systems in the quarter. Of those, two are expected to be shipped this year, and four from next year. As a result, the backlog for EUV systems now stands at eight systems,” ASML President and Chief Executive Officer Peter Wennink said.

“Given the recent advances in EUV productivity and availability, we believe that EUV is moving closer to volume production. In preparation for pilot production, several customers have run or are running marathon tests on their NXE:3300B systems. In parallel, customers are evaluating how far they can stretch immersion multiple patterning technology. The decision on when to introduce EUV into production and the timing of the corresponding orders will be determined by the production readiness of EUV systems versus the complexity of multiple patterning. System availability is our main focus in increasing production readiness of EUV,” Wennink said.

“We expect to see continued overall business strength in the second half of 2015 due to increased demand from memory and foundry customers compared with our previous expectations. Underpinned by an anticipated strong service business, this will allow for a stable business outlook at expected Q3 levels for the balance of the year with some upside opportunity.”

Q2 Product Highlights

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In deep-UV immersion, we have demonstrated a 30 percent overlay improvement with our TWINSCAN NXT:1980Di system, which is expected to ship this year. The system will also offer a step up in productivity from 250 wafers per hour to 275 wafers per hour.

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The average availability of our world-wide installed base of more than 300 TWINSCAN NXT tools increased to above 96 percent, demonstrating ASML’s focus on extending the performance of systems already in production.

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All immersion systems shipped during the quarter had one or several Holistic Lithography products attached. The integrated YieldStar metrology system is well established, contributing to a total installed base of more than 250 YieldStar systems.

•	ASML application experts are engaged at all major customers to assist with the production ramp of 10nm logic node and 1x memory nodes.

•	In EUV, the number of NXE:3300B systems in use at customer sites rose to eight.

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With regards to EUV productivity, which is driven by source power and system availability, we demonstrated dose-controlled source power of 130 Watts at ASML and average availability of above 70 percent at multiple customer sites for one-week periods, with one customer achieving 70 percent over four weeks.

•	ASML opened a new EUV factory in Veldhoven, enabling us to ship in volume when customers begin their production ramps.

Outlook
For the third quarter of 2015, ASML expects net sales at between EUR 1.5 and 1.6 billion, a gross margin of around 45 percent, R&D costs of about EUR 275 million, other income of about EUR 20 million -- which consists of contributions from participants of the Customer Co-Investment Program --, SG&A costs of about EUR 90 million and an effective tax rate of approximately 11 percent.

Update Share Buyback Program
As part of ASML's policy to return excess cash to shareholders through dividend and regularly timed share buybacks, ASML announced its intention to purchase up to 3.3 million shares in 2015-2016 to cover employee stock and stock option plans (ESOPs). In addition, ASML announced its intention to purchase up to EUR 750 million of shares in 2015-2016 under this program, which it intends to cancel upon repurchase.

Through 28 June 2015, ASML has acquired 3.0 million shares under this program for a total consideration of EUR 285 million. These shares have been purchased to cover ESOPs.

All transactions under this share buyback program are published on ASML's website (www.asml.com/investors). This program may be suspended, modified or discontinued at any time.

About ASML
ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Investor and Media Conference Call
A conference call for investors and media will be hosted by CEO Peter Wennink and CFO Wolfgang Nickl at 15:00 PM Central European Time / 09:00 AM U.S. Eastern time. To register for the call and receive dial-in information, go to www.asml.com/resultscall. Listen-only access is also available via www.asml.com.

US GAAP and IFRS Financial Reporting
ASML's primary accounting standard for quarterly earnings releases and annual reports is US GAAP, the accounting principles generally accepted in the United States of America. Quarterly US GAAP consolidated statements of operations, consolidated statements of cash flows and consolidated balance sheets, and a reconciliation of net income and equity from US GAAP to IFRS as adopted by the EU (‘IFRS’) are available on www.asml.com

In addition to reporting financial figures in accordance with US GAAP, ASML also reports financial figures in accordance with IFRS for statutory purposes. The most significant differences between US GAAP and IFRS that affect ASML concern the capitalization of certain product development costs, the accounting of share-based payment plans and the accounting of income taxes. ASML’s quarterly IFRS consolidated statement of profit or loss, consolidated statement of cash flows, consolidated statement of financial position and a reconciliation of net income and equity from US GAAP to IFRS are available on www.asml.com

Today, 15 July 2015, ASML has also published the Statutory Interim Report for the six-month period ended 28 June 2015. This report is in accordance with the requirements of the EU Transparency Directive as implemented in the Netherlands, and includes consolidated condensed interim financial statements prepared in accordance with IAS 34, ‘Interim Financial Reporting’, an Interim Management Board Report and a Managing Directors' Statement and is available on www.asml.com.

The consolidated balance sheets of ASML Holding N.V. as of 28 June 2015, the related consolidated statements of operations and consolidated statements of cash flows for the quarter ended 28 June 2015 as presented in this press release are unaudited.

Regulated Information
This press release constitutes regulated information within the meaning of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht).

Forward Looking Statements
This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expectations for the third quarter and second half of 2015, backlog, expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected levels of service sales, systems backlog, expected financial results, including expected sales, other income, gross margin, earnings per share and R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and other EUV targets (including availability, productivity and shipments), the expected continuation of Moore's law, expected annual revenue growth and goals for holistic lithography, intention to return excess cash to shareholders, and statements about our dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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